UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 271000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Exhibit 99.1 –	Press release: China Customer Relations Centers, Inc. Enters into Definitive Merger Agreement for Going Private Transaction
Exhibit 99.2 –	Agreement and Plan of Merger, dated as of March 12, 2021, by and among Taiying Group Ltd., Taiying International Inc. and China Customer Relations Centers, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Date: March 12, 2021

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